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                              December 1, 2021

       David Hytha
       Chief Financial Officer
       Crypto 1 Acquisition Corp
       1221 Brickell Avenue, Suite 900
       Miami, Florida 33131

                                                        Re: Crypto 1
Acquisition Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 30,
2021
                                                            File No. 333-261051

       Dear Mr. Hytha:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note your response to comment 1 and the revisions throughout that you "will not pursue targets that are
incorporated, organized or have their principal business operations in China or Hong Kong."
Please revise to clarify, if true, that you also will not
                                                        consummate an initial
business combination with such entities. Please also address whether you may pursue
or undertake a business combination with a target with principal business operations in
Macau.
 David Hytha
FirstName LastNameDavid
Crypto 1 Acquisition Corp Hytha
Comapany1,
December  NameCrypto
             2021      1 Acquisition Corp
December
Page 2    1, 2021 Page 2
FirstName LastName
       Please contact Shih-kuei Chen at (202) 551-7664 or Erin E. Martin at
(202) 551-
3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Edward P. Bromley